EXHIBIT 1

Trading Symbols (TSX-V: LM; OTC BB: LMDCF)
151 Bloor St Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222	151 Bloor St Jianwai SOHO, Building 17, Suite 601 39 East Third Ring Road Dong San Huan Zhong Lu Beijing 100022 China Tel: 86.10.5160.0152 Fax: 86.10.5160.1801
www.lingomedia.com

Form 51 – 102 F1

Management Discussion and Analysis

Second Quarter Ended June 30, 2009
(Unaudited – Prepared by Management)

August 28, 2009

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Consolidated Interim Balance Sheet as at June 30, 2009 and the Interim Statements of Deficit, Operations, and Cash Flows for the six months ended June 30, 2009.  All amounts are stated in Canadian Dollars.  An accounting firm has not reviewed or audited this interim financial information.

Cautions Regarding Forward-Looking Statements

This Management Discussion and Analysis ("MD&A") contains certain forward-looking statements, which reflect Management's expectations regarding the Company's results of operations, performance, business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including general economic and market segment conditions, competitor activity, product capability and acceptance, international risk, currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Risk Assessment" section of this MD&A.

MANAGEMENT  DISCUSSION AND ANALYSIS FOR THE SECOND QUARTER ENDED JUNE 30, 2009

The following MD&A of Lingo Media Corporation’s financial condition and results of operations, prepared as of August 28, 2009, should be read in conjunction with the Company's interim financial statements for the six months ended June 30, 2009 and the Company’s annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2008 and 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.  All dollar amounts are in Canadian dollars unless stated otherwise. These documents can be found on the SEDAR website, www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Summary Description of Lingo Media

Lingo Media is a diversified online and print based education product and services company. Speak2Me Inc. ("Speak2Me"), a subsidiary acquired in 2007, is a new media company focused on interactive learning in China through its internet-based English language learning platform. In China, Lingo Media continues to expand its legacy business via its wholly-owned subsidiary Lingo Learning Inc. ("Lingo Learning"), a print-based publisher of English language learning programs.  In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") specialized in distributing early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors and by the Superior Court of Justice in April 2009.  A+ is currently inactive and its operating results are disclosed under discontinued operations.

As of June 30, 2009, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning platform that will be offered across a number of verticals. Through its free www.speak2me.cn website, the Company operates the largest online English language learning community in China. Speak2Me also plans to offer fee-based training solutions to corporations, governments, educational institutions, and consumers. Speak2Me incorporates Lingo Media's proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's groundbreaking platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual teacher. The www.speak2me.cn website offers a unique social-networking infrastructure that allows students to form study groups and offers contests, prizes and other incentives, and creates a learning environment that engenders co-operation and competition, just as in a conventional classroom. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me also provides premium content development services and plans to offer custom training modules to support businesses and institutions that require English language training for their personnel on a subscription basis.  In addition, Speak2Me earns royalty income from its distributor through the selling of its stand-alone English language learning CD-ROM products in China.

Print-Based English Language Learning Publishing

The Company continues to expand its business via its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China's education market of 200 million students.  To date, it has co-published more than 300 million units from its library of more than 340 program titles in China.

Recent Developments

In June 2009, Speak2Me signed a second Conversational Advertising™ contract with Mercedes-Benz China.  Speak2Me will create 12 additional modules based on international city tours for the ongoing launch of Mercedes’ smart fortwo line in China.

On May 6, 2009, Lingo Media announced the signing of a Letter of Intent with Shanghai Yangpu District People’s Government (“Yangpu Government”) that signifies the commitment of both parties to English language learning initiatives. The Yangpu Government will work with Lingo Media’s subsidiary, Speak2Me in developing and utilizing Speak2Me’s new subscription-based customized training platform.

On April 23, 2009, the A+ Proposal was approved by the Superior Court of Justice.  This filing precipitated from the decision made on December 23, 2008 to restructure A+'s operations.

Revenue Recognition Policy

Lingo Media earns advertising revenue through Speak2Me, a new media company focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.

Speak2Me earns royalty revenue from English language learning CD-ROM products through its Shanghai-based distributor.  Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is China’s State Ministry of Education publisher, on the following basis:

•  Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China; and

•  Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues from Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties.

Overall Performance

China

Online English Language Learning
Speak2Me began providing sponsored Conversational Advertising™ lessons on www.speak2me.cn for the first time in the second quarter of 2009.  These lessons were available on the Speak2Me website throughout smart fortwo’s advertising campaign.  Revenue earned from Conversational Advertising™ for the three months ended June 30, 2009 was $110,640 compared to $nil for the same period in 2008. Speak2Me also earned royalty revenue from English language learning CD-ROM products through its distributor in China.  Revenue recognized for the first six months ended June 30, 2009 was $55,230 compared to $nil for the same period in 2008.

The Speak2Me website, first commercially launched in November 2008, is continuously under development to enhance its contents and add new functionalities to meet the ever changing market needs.

The Company continues to expand its offerings of English language learning products and services to leverage and capitalize on the Company’s technology and position in this industry.   Currently, the Company is aggressively developing its fee-based training solutions to corporations, governments, educational institutions, and consumers.  The Company does not foresee any technical or financial obstacles on this project and anticipates its launch by Q4 of 2009.

Print-Based English Language Learning
Lingo Media earned royalty revenue of $543,718 for the six months ended June 30, 2009 compared to $393,709 for the same period in 2008.  This period over period increase is a result of additional royalty generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives. With over 300 million copies of co-published units to date, Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.  PEP, continues to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's management team in China is focused on maintaining and further strengthening this relationship through product revisions and updated editions of its existing titles.

Canada

Discontinued Operations

In Canada, Lingo Media earned revenues through A+, its 70.33% owned subsidiary acquired in 2006.  A+ derived revenue from the publishing and distribution of educational materials aimed at the early childhood market.  On December 23, 2008, A+ made the decision to restructure its operations and filed a Proposal.

All comparative figures have been adjusted to exclude results from the discontinued operations.

Lingo Media had a one time gain of $368,615 in the first quarter of 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditors.  There were no additional costs associated with discontinued operations in the second quarter of 2009.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English to students. Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at June 30, 2009, the Company had working capital of $1,028,623 compared to $1,795,838 as at December 31, 2008.  Loss from continuing operations for the six months ended June 30, 2009 was ($1,146,524) compared to a loss from operations of ($786,028) for the same period in 2008.  Gain from discontinued operations for the six months ended June 30, 2009 was $351,109 compared to a loss from discontinued operations of ($158,755) for the same period in 2008.  Net loss was ($795,416) for the six months ended June 30, 2009 compared to a net loss of ($944,782) for the same period ended June 30, 2008.  Results for the three months ended June 30 are as follows:

For Three Months Ended June 30	2009	2008
Revenue
Print-Based English Language Learning	$543,718	$393,709
Online English Language Learning	110,640	-
Total Revenue	654,358	393,709
Loss from Continuing Operations	(691,389)	(392,010)
Loss per Share, Basic and Diluted:
Continuing Operations	(0.06)	(0.04)
Net Income (Loss) from Discontinued Operations	-	(99,219)
Net Loss	(691,389)	(491,229)
Loss per Share, Basic and Diluted:
Net Loss	(0.06)	(0.05)
Total Assets	7,430,237	7,450,323
Long Term Debt	564,997	557,483
Working Capital / (Deficit)	1,028,623	(604,787)
Cash (Used)/Provided - Continuing Operations	135,926	(235,683)

In the second quarter ended June 30, 2009, Speak2Me earned revenue of $110,640 from the online English language learning segment compared to $nil for the same period ended June 30, 2008. Speak2Me launched sponsored Conversational Advertising™ lessons on its Speak2Me website and provided these sponsored lessons to its users.  Since these targeted lessons use speech recognition technology to teach spoken English in a fun, interactive and engaging way the embedded branding from the advertiser is very well retained by the users.  Our first customer was very satisfied with their introductory campaign and has already signed up for additional campaign, Mercedes China smart fortwo.

Loss from continuing operations for the three months ended June 30, 2009 increased to ($691,389) from ($392,010) for the same period a year ago.   Although revenue increased by 66% from the same period last year, expenses also rose dramatically which lead to an overall increase in the net loss from continuing operations.  The increase in the expenses mainly consists of (a) the amortization of the software and web development costs ($468,862) compared to $nil in 2008; (b) additional resources necessary for the build out of the Speak2Me operations; and (c) overall increase in general corporate overhead to support the build out of the Company.

For the three months ended June 30, 2009, there were no expenses attributed to the discontinued operations compared to a loss of ($99,219) for the same period a year ago.  The Company continues to evaluate options to sell the business or assets.

In the second quarter ended June 30, 2009, the Company accrued government grants in the amount of $30,757 (2008 – $19,900). These grants are to subsidize certain expenses relating to its publishing projects in China.

The Company had cash on hand as at June 30, 2009 of $1,136,182, and continues to rely on its revenues from its recurring royalty streams from China.  As Speak2Me begins to generate revenue, it will contribute to the operational cost of running the business.   Future equity and/or debt financing may be required to continue the expansion of the Company.

Results of Operations

Revenue and Margin

Lingo Media earned revenues in China and Canada as follows:

For six months ended June 30, 2009	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$165,960	$543,718	$709,678
Cost of sales	11,314	69,324	80,638
Margin	$154,646	$474,394	$629,040

For six months ended June 30, 2008	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$-	$393,709	$393,709
Cost of sales	-	50,626	50,626
Margin	$-	$343,083	$343,083

The Company had unearned revenues of $135,883 relating to Speak2Me’s sale of Conversational Advertising™ sponsorship as at June 30, 2009 as compared to $nil as at March 31, 2008.

Cost of Sales

Lingo Media continues to pay royalties to its Canadian authors at an effective rate of approximately 12.75% of its net revenue from PEP in China.  For the six months ended June 30, 2009, the cost of sales was $69,324 compared to $50,626 for the same period 2008.

In April of 2009, Lingo Media began to record revenue from Speak2Me’s sales of Conversational Advertising™ sponsorship.  Cost of sales relating to this online English language learning revenue is represented by web hosting fees in the amount of $11,314.

Selling General and Administrative

General and administrative costs consist of management fees, salaries, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

General and administrative cost increased to $434,691 for the first quarter of 2009 from $289,646 a year ago. This increase is largely due to the expanded operations of Speak2Me.  As Speak2Me prepares to expand the launch of its online services, expenditures in areas such as advertising, travel and administration began to increase.  Additional management, employees and consultants were also hired to support the expanded operations.

Lingo Media also enhanced its management team and staff to execute on its business plan and expansion.  Expenditures on investor relations and professional fees such as legal and audit also increased.

Selling general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Three months ended June 30	2009	2008
Administration	$38,636	$28,303
Advertising and promotion	16,704	-
Management fees, salaries and consulting fees	317,688	275,435
Equipment leases	9,113	5,465
Foreign exchange	78,502	52,640
Premises	24,834	39,182
Professional fees	75,198	74,992
Shareholder services and investors’ relation	60,087	16,198
Travel and entertainment	49,977	18,731
	670,740	510,946
Less Grants	(30,757)	(19,900)
Total	$639,982	$491,046

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grants. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grants to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $30,757 for the quarter ended June 30, 2009 (quarter ended June 30, 2008 – $19,900), relating to the Company's publishing projects in China.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the grant programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is realized and unrealized foreign exchange loss of approximately $78,502 as compared to $52,640 in the same quarter ended in 2008. This relates to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses is denominated in US Dollars, New Taiwanese Dollars and Chinese Renminbi.

Amortization

The following is a summary amortization schedule:

For the three months ended June 30	2009	2008
Property plant and equipment	$22,929	$8,509
Development costs	22,229	23,526
Software and web development costs	468,862	-
	$514,020	$32,035

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the second quarter of 2009, the Company expensed $46,868 compared to $143,750 during the second quarter of 2008.

Net Loss

The Company reported a net loss of ($691,389) for the three months ended June 30, 2009 as compared to a net loss of ($491,229) for the same period in 2008.   The loss for the period is comprised of the following:

Three months ended June 30	2009	2008
Loss from continuing operations	$(691,573)	$(392,010)
Loss from discontinued operations of A+	-	(99,219)
Net Loss	$(691,573)	$(491,229)

Summary of Quarterly Results

	Q2-07	Q3-07	Q4-07	Q1-08	Q2-08	Q3-08	Q4-08	Q1-09	Q2-09
Revenue	$260,595	$913	$617,531	$-	$393,709	$49,801	$534,311	$55,320	$654,358
Income (Loss) Before Taxes from Continuing Operations	8,683	(196,807)	(78,321)	(384,625)	(344,441)	(586,006)	(663,208)	(455,135)	(604,573
Net Income (Loss) from Continuing Operations	(29,103)	(196,807)	(167,802)	(384,625)	(401,404)	(590,701)	(746,568)	(455,135)	(691,389
Loss per Basic and Diluted Share - Continuing Operations	$(0.01)	$(0.04)	$(0.02)	$(0.04)	$(0.04)	$(0.06)	$(0.07)	$(0.04)	$(0.06)
Loss from Discontinued Operations	(50,613)	(1,099)	(169,943)	(68,927)	(89,827)	(157,024)	(1,443,767)	351,109	-
Net Income / (Loss)	(79,716)	(197,906)	(337,745)	(453,552)	(491,231)	(747,725)	(2,190,335)	(104,026)	(691,389)
Net Income / (Loss) per Basic and Diluted Share	$(0.02)	$(0.04)	$(0.04)	$(0.05)	$(0.05)	$(0.08)	$(0.21)	$(0.05)	$(0.06)

Lingo Media currently does not recognize revenues from PEP in the first and third quarter of each year as information from the provincial distributors in China are not available.  Revenues for the first half of the year are recorded in the second quarter and revenues for the second half of the year are recorded in the fourth quarter.

Liquidity and Capital Resources

As at June 30, 2009, the Company had cash of $1,136,182 (2008 - $24,405), and accounts and grants receivable of $645,985 (2008 - $674,643). The Company’s total current assets amounted to $1,955,160 (2008 - $841,642) with current liabilities of $926,537 (2008 - $945,706) resulting in a working capital of $1,028,623 (2008 - $55,898).

The Company will require additional funds for the expansion called for in its the Business Plan. Failure to obtain additional financing will result in significant delays in developing new products and markets. The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its expansion and growth plans.  In the past, the Company has been successful in raising sufficient working capital.  If the Company is unsuccessful in raising the additional financing called for in its Business Plan, the Company is confident it can continue operations with a series of smaller fund raisings, but would be forced to scale back its expansion plans.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grants.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Commitments

Future minimum lease payments under operating leases for premises and equipment are as follows:

2009	$ 165,000
2010	162,000
2011	40,000
2012	7,500

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

During the quarter, the Company was reimbursed $8,700 (2008 - $13,500) from a corporation with one director in common for rent, administration, office charges and telecommunications.

During the quarter, the Company paid $45,000 (2007 - $30,000) for consulting fees to a corporation owned by a director and officer of the Company.

Subsequent Event

There were no significant subsequent events.

Additional Disclosure

Development Costs

Development costs consist of the following:

	Jun-2009	Dec-2008
Cost	$1,431,567	$1,431,567
Less: accumulated amortization	(1,363,539)	(1,320,050)
	$68,028	$$111,517

Software and Web Development Costs

Software and web development costs consist of the following:

	Jun-2009	Dec-2008
Cost	$5,797,743	$5,233,187
Less: accumulated amortization	(467,131)	-
	$5,330,612	$5,233,187

Property and Equipment

Property and Equipment consist of the following:

	Jun-2009	Dec-2008
Cost	$239,316	$200,879
Less: accumulated amortization	(162,880)	(136,040)
	$76,436	$64,839

Disclosure of Outstanding Share Data

Common Shares outstanding as at August 28, 2009	12,465,857

Stock Options outstanding to purchase Common Shares	1,212,120

Warrants outstanding to purchase Common Shares	2,314,286

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2008, the Company has adopted the following Sections issued or amended by the CICA:

Section 1400, General Standards of Financial Statement Presentation
Section 1535, Capital Disclosures
Section 3031, Inventories
Section 3855, Recognition and Measurement
Section 3862, Financial Instruments Disclosures
Section 3863, Financial Instruments Presentation

Adoption of these new accounting standards has no material impact on the amounts reported in the Company's financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards ("IFRS") for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace. The Company is in the process of completing the scoping phase of its conversion plan which has a timeline for assessing resources and training, analyzing key differences, and selecting accounting policies under IFRS.

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management’s substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company assigned dedicated staff to formulate a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a comprehensive set of policies and procedures. The completion of documentation and implementation of the initiative will continue in 2009.

Segregation of Duties

Due to resource constraints, the Company is reliant on the performance of compensating procedures during its financial period-end closing process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These Compensating Controls Include:

  • Review of all balances and reconciliations;
  • Review of bank registers and disbursement details in risk locations; and
  • Analytical review and analysis of performance against expectations.

During the second quarter, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

  • Improved budgetary controls; and
  • Strengthened technical expertise in the accounting and finance areas of the organization.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

Foreign Currency Risk

We operate two segments of our business in China, and a substantial portion of our operating expenses and development expenditures are in Canadian Dollars, whereas our revenue (current and potential) from co-publishing agreements are, and will be, primarily in US Dollars.  A significant adverse change in foreign currency exchange rates between the Canadian Dollar relative to the US Dollar could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

Risk Factors Associated to Lingo Media's Print-based English Language Learning Business

We have not generated significant revenue to date in China, nor can we be assured of generating significant future revenues.

If we are unable to protect our intellectual property rights in China, our competitors may develop and market products with similar features that may reduce demand for our products.  It is nonetheless, difficult at best to protect intellectual property rights in China.

If our major customer and distributors of our products in China fail to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be adversely affected.

We currently have two key customers in China that represents 100% (2008: 100%) of the Company's overall revenues.

We have no experience in directly distributing our products in China and no internal capability to do so yet.

Competition in the educational publishing industry in China is intense, and if we fail to compete effectively our financial results will suffer.

We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

If we are unable to retain key personnel and hire additional qualified sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

We have international operations that expose us to additional business risks.

We may incur losses associated with foreign currency fluctuations.

Our share price may be volatile, and an investment in our common shares could suffer a decline in value.

Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors Associated to Speak2Me’s Online English Language Learning Business

Early Stage of Development

Speak2Me is at an early stage of development in its business. There can be no assurance that Speak2Me will be able to generate sufficient activity to be profitable in the future and Speak2Me's limited operating history makes an evaluation of its prospects difficult.

Competitive Markets

Speak2Me operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that Speak2Me will be able to obtain market acceptance or compete for market share. Speak2Me must be able to keep current with the rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect Speak2Me and its failure to adapt to such changes could seriously harm its business.

Economic Conditions

Unfavourable economic and market conditions could increase Speak2Me's financing costs, increase losses, reduce demand for its products and services, limit access to capital markets and negatively impact any future credit facilities extended to Speak2Me. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

Need for Additional Financing

The Company will require additional funds for the expansion called for in its Business Plan. Failure to obtain additional financing will result in significant delays in developing new products and markets. If Speak2Me is unsuccessful in raising the additional financing called for in its Business Plan, Speak2Me is confident it can continue operations with a series of smaller fund raisings, but would be forced to scale back its sales and expansion plans.

Dependence on Key Personnel

Speak2Me will be dependent upon the personal efforts, performance and commitment of its senior officers and directors, who are responsible for the future development of Speak2Me's business. Shareholders and investors will be relying upon the business judgment, expertise and integrity of Speak2Me's senior officers and directors. To the extent that the services of any senior officers or directors would be unavailable for any reason, a disruption to the operations of Speak2Me could result, and other persons would be required to manage and operate Speak2Me. Speak2Me's future success will also depend in large part upon its ability to attract and retain highly skilled personnel. There can be no assurance that Speak2Me will be successful in attracting and retaining such personnel.

Acceptance of Corporate Advertising in an Educational Context

Speak2Me’s market research indicates that potential advertisers and its target demographic is receptive to the placement of corporate advertising in the context of a website devoted to education. However, Speak2Me is aware of the risk of political change in any country in which it is operating which may mean a Ministry of Education is no longer willing to accept corporate advertising within its student network.

Parents and Students are Unwilling to Pay for Online Services

Online English language learning instruction is a growing industry, but attempts to attract large numbers of paying students to subscription based online English language learning services have largely failed. Given that online consumption patterns in China are largely following trends already established in the West, and given that few industries and companies in the West have been able to establish thriving subscription-supported online services, a pure subscription model is unlikely to succeed in China.

Growth of Internet Advertising

Speak2Me is aware that the level of Internet advertising is currently low, especially in Asia, South America and internationally. Speak2Me's forecast profitability is highly dependent on the assumption that Internet advertising will grow rapidly. The market for Internet advertising, content and services is intensely competitive and rapidly evolving. Speak2Me expects that competition will continue to increase, including in its target market. It is not difficult to enter this market, and current and new competitors, including companies in traditional media, can launch Internet sites rapidly.

Speak2Me Must Generate Online Advertising Revenue

Speak2Me’s future success depends in part on its ability to establish, increase and sustain online advertising revenue, and therefore market and advertiser acceptance of Speak2Me’s services will be important to the success of Speak2Me’s business. Speak2Me’s ability to generate advertising revenue will be directly affected by the number of users of its service. Speak2Me’s ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of Speak2Me’s service, broadening its relationships with advertisers to small and medium size businesses, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for advertising funds from other media and changes in the advertising industry and economy generally. Speak2Me’s expense levels are based in part on expectations of future revenue. Speak2Me may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Speak2Me anticipates that some of its advertising customers will not allow Speak2Me to place their advertisements next to other advertisements. Speak2Me may not always be successful at accommodating these orders. In such situations, inability to fulfill competing orders might cause Speak2Me to lose a potentially significant amount of revenue, particularly if the customer that cannot be accommodated chooses not to advertise with Speak2Me at all.

Maintenance of Client Relationships

The ability of Speak2Me to attract and maintain clients requires that it provide a competitive offering of products and services that meet the needs and expectations of its clients. Speak2Me's ability to satisfy the needs or demands of its clients may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors. In addition, Speak2Me must continue to attract and retain clients to compete successfully for advertising and subscription revenue. Speak2Me cannot be sure that it will compete successfully with current or future competitors in sustaining or growing Speak2Me’s web site traffic levels and subscriber levels. If Speak2Me fails to attract and retain more clients, Speak2Me’s market share, brand acceptance and revenue would decline, which would have a material adverse effect on Speak2Me’s business, financial condition and results of operations.

Create Content and Services Accepted by Users

Speak2Me’s success is dependent upon its ability to deliver original and compelling content and services for its online English language instruction software that attract and retain users in its target market. Speak2Me’s ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

  • Anticipate and successfully respond to rapidly changing consumer trends and preferences;
  • Fund new content development;
  • Attract and retain qualified editors, writers, producers, and technical personnel;
  • Build brand loyalty among users; and
  • Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

Failure of Speak2Me’s Delivery infrastructure to Perform Consistently

Speak2Me’s success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Speak2Me delivery infrastructure. There is no guarantee that the Speak2Me delivery infrastructure and/or Speak2Me’s software will not experience problems or other performance issues. If the Speak2Me delivery infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of Speak2Me’s service and significantly harm Speak2Me’s business.

Speak2Me’s delivery infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Speak2Me delivery infrastructure could harm Speak2Me’s goodwill and the Speak2Me brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, Speak2Me’s services may be subject to interception and malicious attack. Pirates may be able to obtain or copy Speak2Me’s products without paying fees to Speak2Me. The Speak2Me delivery infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Speak2Me uses security measures intended to make theft of its software more difficult. However, if Speak2Me is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on Speak2Me’s financial condition, profitability and cash flows.

Limited Intellectual Property Protection

Speak2Me relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, Speak2Me’s success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, Speak2Me’s patent applications will be successful, that Speak2Me will develop future proprietary products that are patentable, that any issued patents will provide Speak2Me with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of Speak2Me to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of Speak2Me’s products or, if patents are issued to Speak2Me, design their products so as to circumvent the patent protection held by Speak2Me. Speak2Me will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by Speak2Me, it may be possible for unauthorized third parties to copy aspects of Speak2Me’s business and marketing plans or future strategic documents or to obtain and use information that Speak2Me regards as proprietary. There can be no assurance that Speak2Me’s means of protecting its proprietary rights will be adequate or that Speak2Me’s competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce Speak2Me’s intellectual property rights, to protect Speak2Me’s trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

Government Regulation and Licensing

The operations of Speak2Me may be subject to Canadian and foreign federal and provincial regulations and licensing. There can be no assurance that Speak2Me will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact Speak2Me's ability to achieve its financial and operational objectives. Speak2Me is subject to federal, state, local and international laws affecting companies conducting business on the Internet, including user privacy laws, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit Speak2Me’s growth and reduce its client base and revenue.

Operating in Foreign Jurisdictions

Speak2Me’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect Speak2Me’s business, financial condition and results of operations. Furthermore, a portion of Speak2Me’s expenditures and revenues will be in currencies other than the Canadian dollar. Speak2Me’s foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, Speak2Me’s future results may be adversely affected by significant foreign exchange fluctuations.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.